SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-1


                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)
                               -------------------


                ENEX OIL & GAS INCOME PROGRAM IV, SERIES 2, L.P.
----------------------------------------------------------------------------

                       (Name of Subject Company [Issuer])
                        ENEX CONSOLIDATED PARTNERS, L.P.
----------------------------------------------------------------------------
                                    (Bidder)

                  $500 "units" of limited partnership interests
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

-----------------------------------------------------------------------------

                      (CUSIP Number of Class of Securities)

                         R. E. Densford, Vice President
                           ENEX RESOURCES CORPORATION
                                  800 Rockmead
                         Three Kingwood Place, Suite 200
                               Kingwood, TX 77339
                                 (713) 358-8401
----------------------------------------------------------------------------

 (Name, address and Telephone Number of Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE



             Transaction
             Valuation 2                            Amount of Filing Fee
               $105,659                                $21.13


  X        Check box if any part of the fee is offset as  provided  by Rule 0-11
           (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.


Amount Previously Paid: $5,712.80 1
                                Filing Party: Enex Consolidated Partners, L.P.
 Form or Registration No.:Form S-4 Date Filed: August 12, 1996



--------
           1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 of otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          2 Set forth the amount on which the filing fee is calculated and state how it was determined.

Schedule 14D-1                   Forms                                 7116
-------------------------------------------------------------------------------

 CUSIP NO. _________________      14D-1                        Page 1 of 2 Pages
============================   ===========                    ===============


1        NAME OR REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Enex Resources Corporation
2        CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP*           (a) X
                                                                     (b) o
3        SEC USE ONLY

4        SOURCE OF FUNDS*
          AF
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2 (e) or 2 (f)                                          o

6        CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          746 UNITS
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES*                                                         o

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
          15.1%
10       TYPE OF REPORTING PERSON*
          CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. _________________        14D-1           Page 2 of 2 Pages
==========================                      ========================



1        NAME OR REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Enex Consolidated Partners, L.P.
2        CHECK THE APPROPRIATE BOX IF A MEMBER OR A GROUP*            (a) X
                                                                      (b)
3        SEC USE ONLY

4        SOURCE OF FUNDS*
               OO
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2 (e) or 2 (f)                                        o

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW JERSEY
7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0.00
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
         SHARES*                                                       o

9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
         0.00
10       TYPE OF REPORTING PERSON*
         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Subject Companies

         (a) The names of the subject partnerships are Enex Program I Partners, L.P., Enex Oil & Gas Income Program II-7, L.P., Enex Oil & Gas Income Program II-8, L.P., Enex Oil & Gas Income Program II-9, L.P.,Enex Oil & Gas Income Program II-10, L.P., Enex Oil & Gas Income Program III-Series 1, L.P., Enex Oil & Gas Income Program III-Series 2, L.P., Enex Oil & Gas Income Program III-Series 3, L.P., Enex Oil & Gas Income Program III-Series 4, L.P., Enex Oil & Gas Income Program III-Series 5, L.P., Enex Oil & Gas Income Program III-Series 6, L.P., Enex Oil & Gas Income Program III-Series 7, L.P., Enex Oil & Gas Income Program III-Series 8, L.P., Enex Oil & Gas Income Program IV-Series 1, L.P., Enex Oil & Gas Income Program IV- Series 2, L.P., Enex Oil & Gas Income Program IV-Series 4, L.P., Enex Oil & Gas Income Program IV-Series 5, L.P., Enex Oil & Gas Income Program IV-Series 6, L.P., Enex Oil & Gas Income Program IV-Series 7, L.P., Enex Oil & Gas Income Program V-Series 1, L.P., Enex Oil & Gas Income Program V-Series 2, L.P., Enex Oil & Gas Income Program V-Series 3, L.P., Enex Oil & Gas Income Program V-Series 4, L.P., Enex Oil & Gas Income Program V-Series 5, L.P., Enex Oil & Gas Income Program VI-Series 1, L.P., Enex Income and Retirement Fund-Series 1, L.P., Enex Income and Retirement Fund-Series 2, L.P., Enex Income and Retirement Fund-Series 3, L.P., Enex 88-89 Income and Retirement Fund-Series 5, L.P., Enex 88-89 Income and Retirement Fund-Series 6, L.P., Enex 88-89 Income and Retirement Fund-Series 7, L.P., Enex 90-91 Income and Retirement Fund-Series 1, L.P., Enex 90-91 Income and Retirement Fund-Series 2, L.P., Enex 90-91 Income and Retirement Fund-Series 3, L.P., (the "Partnerships").

         The address of the principal executive offices of each Partnership is 800 Rockmead Drive, Three Kingwood Place, Suite 200, Kingwood, Texas 77339.

         (b) The exact title, the amount of securities outstanding for the class of security subject to the Exchange Offer, the exact amount of such securities being sought (all) and the consideration being offered therefor is set forth under the caption "Summary" in the Prospectus/Proxy Statement relating to Enex Consolidated Partners, L.P. (the "Consolidated Partnership") filed by the general partner of each Partnership, Enex Resources Corporation ("Enex" or the "General Partner"), with the Securities and Exchange Commission pursuant to Registration 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), concurrently with the filing of this schedule (the "Prospectus/Proxy Statement").

         (c) There is no established trading market for the securities of the Partnerships.


Item 2.  Identity and Background

         The Consolidated Partnership was formed under New Jersey law on July 31, 1996. Its principal office is located at 800 Rockmead Drive, Three Kingwood Place, Suite 200, Kingwood, Texas 77339. The Consolidated Partnership has no current operations. Upon consummation of the Consolidation, the Consolidated Partnership will continue the businesses of the participating Partnerships in substantially the same manner as currently conducted, as described under the caption "THE CONSOLIDATED PARTNERSHIP --Proposed Activities" in the Prospectus/Proxy Statement. Enex is the general partner of the Consolidated Partnership.

         Enex was incorporated on August 17, 1979 in Colorado. On June 20, 1992, Enex reincorporated in Delaware. Enex is engaged in the business of acquiring interests in producing oil and gas properties and managing oil and gas income limited partnerships. Enex's operations are concentrated in this single industry segment.

         Enex's principal executive offices are maintained at 800 Rockmead Drive, Three Kingwood Place, Kingwood, Texas 77339. The telephone number at these offices is (713) 358-8401. Enex has no regional offices.

         The names, present principal occupation or employment, and material occupations and employments during the last 5 years of each of Enex's directors, executive officers and controlling shareholders are as follows:

     Gerald B. Eckley. Mr. Eckley is a director, President and Chief Executive Officer of the General Partner and has served as such since its formation in 1979. Mr. Eckley is the beneficial owner of 314,900 shares of the General Partner's common stock (representing 22.08% of such common stock) calculated in accordance with Securities and Exchange Commission Rule 13d-3.

     William C. Hooper, Jr. Mr. Hooper is a director of the General Partner. From 1970 until the present, he has been self-employed as a consulting petroleum engineer in Houston, Texas providing services to industry and government and engaged in business as an independent oil and gas operator and investor.

     Stuart Strasner. Mr. Strasner is a director of the General Partner. He is a professor of business law at Oklahoma City University in Oklahoma City, Oklahoma and was Dean of the law school at Oklahoma City University from July 1984 until June 1991. He is a member of the Fellows of the American Bar Association and a member of the Oklahoma Bar Association. Mr. Strasner is also a director of Health Images, Inc., a public company which provides fixed site magnetic resonance imaging ("MRI") services.

     Martin J. Freedman. Mr. Freedman is a director of the General Partner. Since 1985, he has been President of Freedman Oil & Gas Company in Denver, Colorado, engaged primarily in the management of its exploration and producing properties, and since 1988, the managing partner of MJF Energy which has an interest in several gas pipelines and gas wells.

     James Thomas Shorney. Mr. Shorney is a director of the General Partner. He has been a petroleum consultant and Secretary/Treasurer of the Shorney Company in Oklahoma City, Oklahoma, a privately held oil and gas exploration company, from 1970 to date.

     Robert D. Carl, III. Mr. Carl is a director of the General Partner. He is Chief Executive Officer and Chairman of the Board of Health Images, Inc. in Atlanta, Georgia, a NYSE listed company, which provides MRI services. He has been employed by Health Images, Inc. and its predecessor entities since 1981.

     Robert E. Densford. Mr. Densford is a Director of the General Partner and its Vice President- Finance, Secretary and Treasurer, a position he has held since 1989. He was the General Partner's Controller from 1985 to 1989.

     James A. Klein. Mr. Klein has been the General Partner's Controller since February 1991. Since June 1993, he has been President and Principal of the General Partner's subsidiary, Enex Securities Corporation. From June 1988 to February 1991, he was employed by Positron Corporation in Houston.

     Each of the General Partner's directors is a United States citizen and maintains a business address in care of the General Partner. Enex knows of no person other than those named above who might be deemed to control Enex.

     During the past five years neither Enex nor any executive officer or director of Enex or any person controlling Enex has been convicted in a criminal proceeding or been a party to a civil proceeding as a result of which such person was enjoined from violating, or prohibited from activities subject to, any securities laws or found to have violated any such laws.


Item  3.  Past  Contacts,   Transactions  or   Negotiations   with  the  Subject
Partnerships


     (a)(1) Information regarding transactions between the Partnerships and the General Partner has been provided under the caption "THE EXCHANGE OFFER" in the Prospectus/Proxy Statement and is hereby incorporated by reference to Item 7 - Financial Statements and Supplemental Data to each Partnership's Annual Report on Form 10-KSB, as amended, for the years ended December 31, 1995 and 1994 and to Item 1 - Financial Statements of each Partnership's Quarterly Reports on Form 10-QSB, as amended, for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996. Since

January 1, 1994, there have been no transactions between the Partnerships and any executive officer or director or any person controlling Enex.

         (a)(2) There have been no contacts, negotiations or transactions which have been entered into or occurred since January 1, 1994 between the General Partner, its executive officers or directors or any person controlling Enex or any of the Partnerships concerning a merger, consolidation, acquisition, tender offer, or sale of a material amount of the assets of such Partnerships. During the past three years, the General Partner has purchased the units of limited partnership interest in accordance with its annual offer to repurchase such interests, as required by the agreement of the limited partnership of each of the Partnerships (the "Partnership Agreements") other than those formed under Enex Oil & Gas Income Program V and Enex Oil & Gas Income Program VI as set forth in Table 18 to the Prospectus/Proxy Statement. No executive officer or director of the General Partner and no person controlling the General Partner has purchased any such units during such period.

         (b)      None


Item 4.  Source and Amount of Funds or Other Consideration


         (a) The funds or other consideration to be received in the Exchange Offer are described under the captions "THE PROPOSED CONSOLIDATION AND THE EXCHANGE OFFER--Method of Determining Exchange Values" and "THE EXCHANGE OFFER" in the Prospectus/Proxy Statement. The funds to be received by dissenting limited partners pursuant to their dissenters' rights are described under the captions "THE PROPOSED CONSOLIDATION AND THE EXCHANGE OFFER--Method of Determining Exchange Values" and "--Terms of the Consolidation--Dissenters' Rights" in the Prospectus/Proxy Statement.


         (b)      Not applicable.

         (c)      Not applicable.


Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder


         The purposes of the Exchange Offer are set forth under the caption "THE EXCHANGE OFFER" in the Prospectus/Proxy Statement. The purposes of the offer of the dissenters' rights are set forth under the caption "THE PROPOSED CONSOLIDATION AND THE EXCHANGE OFFER--Terms of the Consolidation--Dissenters' Rights."


         (a)      None

         (b)      None

         (c)      None

         (d)      None

         (e)      None

         (f)      None

         (g)      None

Item 6.  Interest in Securities of the Subject Companies

         (a) The aggregate amount and percentage of limited partnership interests ("Interests")beneficially owned as of September 30, 1996 by the General Partner, any pension, profit sharing or similar plan of the General Partner (the Partnerships have no such plans) and, after reasonable inquiry, each executive officer and director of the General Partner, each person controlling the General Partner, and each associate or majority owned subsidiary of the General Partner (the Partnerships have no subsidiaries) are under the caption "THE CONSOLIDATED PARTNERSHIP - Management - Security Ownership of Certain Beneficial Owners and Management" and Table 2 in Appendix A to the Prospectus/Proxy Statement.

         (b) During the past 60 days the General Partner purchased the following Limited Partnership Interests in accordance with its annual purchase offer, as required by the Partnership Agreements. No other person purchased any Partnership securities during the past 60 days.

                                                             Units of Limited       Price
                                                    Date     Partnership Interest    Paid
Enex Oil & Gas Income Program I, Partners L.P.      02/21/97       17.25       $    289.61
----------------------------------------------

Enex Oil & Gas Income Program II, Series 8, L.P.    02/21/97         .63       $     44.42
------------------------------------------------

Enex Oil & Gas Income Program II, Series 9, L.P.    02/21/97         .29       $     16.62
------------------------------------------------

Enex Oil & Gas Income Program II  Series 10, L.P.   02/21/97         .36       $     23.04
-------------------------------------------------

Enex Oil & Gas Income Program III, Series 1, L.P.   02/21/97       10.14       $  -   0  -
-------------------------------------------------

Enex Oil & Gas Income Program III, Series 2, L.P.   02/21/97         .14         $    0.76
-------------------------------------------------

Enex Oil & Gas Income Program III, Series 3, L.P.   02/21/97         .15         $    7.18
-------------------------------------------------

Enex Oil & Gas Income Program III, Series 5,L.P.    02/21/97         .35       $      2.20
------------------------------------------------

Enex Oil & Gas Income Program III, Series 6,L.P.    02/21/97         .16       $     22.25
------------------------------------------------

Enex Oil & Gas Income Program III, Series 7.L.P.    02/21/97         .16       $     11.00
------------------------------------------------

Enex Oil & Gas Income Program III, Series 8,L.P.    02/21/97         .16       $      1.99
------------------------------------------------

Enex Oil & Gas Income Program IV, Series 1,L.P.     02/21/97         .15       $      1.02
-----------------------------------------------

Enex Oil & Gas Income Program IV, Series 2,L.P.     02/21/97         .16       $      1.20
-----------------------------------------------

Enex Oil & Gas Income Program IV, Series 5,L.P.     02/21/97         .32       $     10.43
-----------------------------------------------

Enex Oil & Gas Income Program IV, Series 7,L.P.     02/21/97         .30       $     14.14
-----------------------------------------------

Enex Oil & Gas Income Program V, Series 4,L.P.      02/21/97       15.00       $  3,275.82
----------------------------------------------


Item 7. Contracts, Arrangements, Understandings or Relationships With Respect to the Subject Companies' Securities

         The Partnership Agreements of all of the Partnerships named in Item 1(a) except for Enex Oil & Gas Income Program V-Series 1, L.P., Enex Oil & Gas Income Program V-Series 2, L.P., Enex Oil & Gas Income Program V-Series 3, L.P., Enex Oil & Gas Income Program V-Series 4, L.P., Enex Oil & Gas Income Program V-Series 5, L.P., and Enex Oil & Gas Income Program VI-Series 1, L.P. contain certain rights of the limited partners to present their Interests to the General Partner for repurchase. These presentment rights are essentially identical to the rights the Unitholders of  the  Consolidated  Partnership  will  have  and  are  described  under  "THE
CONSOLIDATED   PARTNERSHIP--Right   of  Presentment"  in  the   Prospectus/Proxy
Statement.

         The Partnership Agreements of all of the Partnerships named in Item 1(a) contain certain rights of the limited partners to transfer their Interests. Interests may be transferred in accordance with the terms of the Partnership Agreements and applicable federal and state security laws. Transfer of Interests are restricted in essentially the same way transfer of Units of the Consolidated Partnership are restricted as described under "THE CONSOLIDATED PARTNERSHIP--Transfer of Units" in the Prospectus/Proxy Statement.

There are no other contracts, arrangements, understandings or relationships in connection with the Exchange Offer between the Consolidated Partnership, the
General  Partner,   any  executive  officer  or  director  of  the  Consolidated
Partnership or the General Partner or any person controlling the Consolidated Partnership or the General Partner, and any person with respect to any securities of the Partnerships.


Item 8.  Persons Retained, Employed or to be Compensated

         The Consolidated Partnership has no officers or employees. Certain directors, officers and employees of the General Partner, not especially employed for this purpose, may solicit proxies relating to the Exchange Offer, without additional remuneration therefor, by mail, telephone, telegraph or personal interview.


Item 9.  Financial Statements of Certain Bidders

         This financial information required by this Item appears in the following documents which have been filed by the General Partner under the Exchange Act:

         (1) The General Partner's and each Partnership's Annual Report on Form 10-KSB, as amended, for the year December 31, 1995.

         (2) The General Partner's and each Partnership's Quarterly Reports on Form 10-QSB, as amended, for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

         This Item 9 specifically incorporates herein by reference the information set forth in the following section contained in the General Partner's and each Partnership's Annual Report on Form 10-KSB, as amended: Item 7- Financial Statements and Supplementary Data. The following section of the General Partner's and each Partnership's Quarterly Reports on Form 10-QSB, as amended, for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995 are specifically incorporated herein by reference: Item 1-Financial Statements (unaudited).

         Information where such information may be inspected and copies made is set forth under the caption "ADDITIONAL INFORMATION" in the Prospectus/Proxy Statement.


Item 10.          Additional Information

         (a) The Articles of Limited Partners of the Consolidated Partnership sets forth certain rights and responsibilities of the General Partner and the limited partners and other terms and conditions governing the Consolidated Partnership's operations. A summary of these Articles is included in "THE CONSOLIDATED PARTNERSHIP--Summary of the Articles of Limited Partnership" and the Articles of Limited Partnership are included in Appendix B to the Prospectus Proxy Statement.


         (b) To the knowledge of the General Partner, there are no regulatory requirements which must be complied with or approvals which must be obtained in connection with the Exchange Offer or the offer of dissenters' rights, other than under the federal securities laws and the state "blue sky" securities laws.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      None


         (f) Additional information regarding the Exchange Offer and the offer of dissenters' rights is set forth in the Prospectus/Proxy Statement. To the General Partner's knowledge, no such additional information or any other information is necessary to make the statements herein, in light of the circumstances under which they are made, not materially misleading.



Item 11.          Material to be Filed as Exhibits

         (a)      Not applicable.

         (b)      Not applicable.

         (c) The Articles of Limited Partnership of the Consolidated Partnership
is  included  in  the  Prospectus/Proxy   Statement  in  the  Form  S-4  of  the
Consolidated Partnership (the "Form S-4").

         (d) The opinion of Satterlee Stephens Burke & Burke LLP, counsel to the General Partner, with respect to certain tax consequences of the Exchange Offer has been filed as Exhibit 8 to Amendment No. 3 to Form S-4 filed with the SEC on February xx, 1997 (Registration No. 333-09953).


         (e) The prospectus with respect to the Exchange Offer and the offer of dissenters' rights is included in the Form S-4.


         (f)     Not applicable.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            March 18, 1997

                                               (Date)

                                       /s/ R. E.Densford
                                               (Signature)

                                       R. E. Densford - Vice President
                                               (Name and Title)